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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 AutoImmune Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05277610
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 05277610                                Page 2 of     11       Pages
                                                            ------------
--------------------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Four Partners
--------------------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|

                                                                  (b)  |_|
--------------------------------------------------------------------------------
   3
         SEC USE ONLY
--------------------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                1,305,000
                   -------------------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   -------------------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           1,305,000
                   -------------------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
--------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,305,000

--------------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                     |_|
--------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
--------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 05277610         13D                     Page 3 of 11 Pages


                  This Statement amends, supplements and restates in its entirety the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on August 3, 1995 by Four Partners, a New York general partnership ("FP"), as amended by Amendment No. 1 filed on April 10, 1996, and relates to the acquisition, subsequent to the filing of Amendment No. 1, of 272,200 shares of Common Stock, $.01 par value per share (the "Common Stock") of AutoImmune Inc. (the "Issuer").

Item 1.           Security and Issuer.
                  --------------------

                  The title of the class of equity securities to which this Statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of AutoImmune Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 128 Spring Street, Lexington, Massachusetts 02173.

Item 2.           Identity and Background.
                  ------------------------

                  This statement is being filed by Four Partners, a New York general partnership ("FP"). The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas
J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the

CUSIP NO. 05277610         13D                     Page 4 of 11 Pages


managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

                  Set forth below is certain information with respect to Andrew
H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:

                                            Present Principal
Name             Business Address           Occupation
----             ----------------           -------------------

Andrew H. Tisch  667 Madison Avenue         Member, Management Committee, Loews
                 New York, NY  10021        Corporation (a public company
                                            primarily engaged in insurance and
                                            tobacco)

Daniel R. Tisch  c/o Mentor Partners, L.P.  General Partner, Mentor Partners,
                 499 Park Avenue            L.P.(a partnership engaged in
                 New York, NY  10022        investment activities)

James S. Tisch   667 Madison Avenue         President and Chief Operating
                 New York, NY  10021        Officer, Loews Corporation (a public
                                            company primarily engaged in
                                            insurance and tobacco)

Thomas J. Tisch  667 Madison Avenue         Managing Partner of FLF Associates
                 New York, NY  10021        and Manager of FP (partnerships
                                            engaged in investment activities)

CUSIP NO. 05277610         13D                     Page 5 of 11 Pages


                  The Messrs. Tisch are brothers and are United States citizens.

                  During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $10,661,276.58.

Item 4.           Purpose of Transaction.
                  -----------------------

                  The securities purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

CUSIP NO. 05277610         13D                     Page 6 of 11 Pages


                  FP has no intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  FP holds 1,305,000 shares, representing 8.0% of the outstanding shares of Common Stock.

                  (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

Name of                    Amount and Nature of               % of Class
Beneficial Owner           Beneficial Ownership               Outstanding (1)
----------------           --------------------               ---------------

Four Partners                    1,305,000                        8.0%
Andrew H. Tisch
 1991 Trust                       0 (2)                            0
Daniel R. Tisch
 1991 Trust                       0 (2)                            0
James S. Tisch
 1991 Trust                       0 (2)                            0
Thomas J. Tisch
 1991 Trust                       0 (2)                            0

CUSIP NO. 05277610         13D                     Page 7 of 11 Pages

Name of                    Amount and Nature of               % of Class
Beneficial Owner           Beneficial Ownership               Outstanding (1)
----------------           --------------------               ---------------

Andrew H. Tisch                  0 (2)                              0
Daniel R. Tisch                  0 (2)                              0
James S. Tisch                   0 (2)                              0
Thomas J. Tisch                  0 (2)                              0
                               ---------                           -----
Total                          1,305,000                            8.0% (1)



(1) The Issuer's 10-Q for the fiscal quarter ended June 30, 1996 indicated that 16,285,567 shares of Common Stock were issued and outstanding.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

                  (b) With respect to the persons and entities named in response to paragraph (a) above:

                  (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 1,305,000 shares of Common Stock owned by it; and

                  (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 1,305,000 shares of Common Stock owned by FP.

                  (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in
Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

CUSIP NO. 05277610         13D                     Page 8 of 11 Pages

                                                        Price/Share
Transaction       Date        Security        No.         or Unit        Market
-----------       ----        --------        ---       -----------      ------
 Purchase        9/11/96       Common       25,000          8.80         NASDAQ
 Purchase        9/16/96       Common        8,500          9.32         NASDAQ
 Purchase        9/17/96       Common        5,000          9.50         NASDAQ
 Purchase        9/18/96       Common       16,500          9.37         NASDAQ
 Purchase        9/20/96       Common        3,500          9.00         NASDAQ
 Purchase        9/23/96       Common        5,000          9.00         NASDAQ
 Purchase        9/23/96       Common       15,000          9.12         NASDAQ
 Purchase        9/24/96       Common        5,000          9.37         NASDAQ
 Purchase        9/26/96       Common        5,000          9.50         NASDAQ
 Purchase        10/1/96       Common        5,000         11.00         NASDAQ
 Purchase        10/1/96       Common       60,000         11.48         NASDAQ
 Purchase        10/1/96       Common        5,000         10.41         NASDAQ
 Purchase        10/2/96       Common       10,000         11.62         NASDAQ
 Purchase        10/2/96       Common       20,200         11.61         NASDAQ
 Purchase        10/3/96       Common        7,100         11.20         NASDAQ
 Purchase        10/4/96       Common       15,000         12.00         NASDAQ
 Purchase        10/4/96       Common       15,000         11.69         NASDAQ
 Purchase        10/7/96       Common          400         12.00         NASDAQ
 Purchase        10/7/96       Common        5,000         12.25         NASDAQ


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

                  None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer.

CUSIP NO. 05277610         13D                     Page 9 of 11 Pages


Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer.

                  On January 25, 1995, FP entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer pursuant to which FP purchased 175,000 shares of Common Stock at a price of $4.50 per share. Pursuant to the Stock Purchase Agreement, the Issuer registered under the Securities Act of 1933, as amended, the shares of Common Stock purchased by FP in order to permit FP to sell the shares from time to time in transactions on the NASDAQ National Market, in privately negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Issuer also agreed to file documents required for normal blue sky clearance in certain specified states. The Issuer agreed to indemnify FP against certain liabilities, including liabilities under the Securities Act.

                  FP agreed not to sell any of the shares acquired pursuant to the Stock Purchase Agreement without satisfying the prospectus delivery requirements under the Securities Act of 1933 (the "Securities Act"). FP also

CUSIP NO. 05277610         13D                     Page 10 of 11 Pages


agreed to refrain from transferring any shares of Common Stock acquired by FP pursuant to the Stock Purchase Agreement for a specified period of time (not to exceed ninety days) if the Issuer and an underwriter of Common Stock to be sold by the Issuer so requested.

                  Other than the Stock Purchase Agreement, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.


Item 7.           Material to be filed as Exhibits.
                  ---------------------------------

Exhibit 1. Stock Purchase Agreement dated January 1, 1995 between the Issuer and
           FP.

CUSIP NO. 05277610         13D                     Page 11 of 11 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


October 8, 1996                              FOUR PARTNERS

                                             By: /s/ Thomas J. Tisch
                                                 --------------------------
                                                 Thomas J. Tisch
                                                 Manager of Four Partners